Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	30 September 2011
SIMS METAL MANAGEMENT ANNOUNCES THE ACQUISITION OF UK ELECTRONICS
ASSET RECOVERY BUSINESS S3 INTERACTIVE
Sims Metal Management, through its electronics recycling division Sims Recycling Solutions (SRS), has expanded its Information Communications Technology (ICT) Asset Recovery business into mobile devices with the acquisition of S3 Interactive Limited (S3i). Glasgow based S3i, founded by Philip Johnston in 2004, is a UK leader in the recovery, repair and refurbishment of devices such as smart phones and tablet computers. S3i specialises in recovering end of life and defective mobile devices from manufacturers’ warranty and non-warranty service providers. These devices are then repaired, data-wiped and refurbished, before being sold globally. Mr Johnston and his complete management team are staying on to drive the growth of the S3i business, as part of SRS.
Daniel W. Dienst, Group CEO of Sims Metal Management stated, “Our SRS business is already a global leader in the recovery of ICT assets such as laptops, desktops and servers. The acquisition of S3i will position SRS in the rapidly growing market of mobile devices while leveraging S3i’s sector leadership into our existing global operating infrastructure.”
Graham Davy, CEO of SRS added, “I would like to take this opportunity to welcome Philip and the employees of S3i who are joining SRS. Their extensive experience is a natural fit with SRS and, as a scalable business, we are very excited by the prospect of expanding their services to our global client base. Together we can offer a sustainable solution for our clients’ valuable electronic resources in a secure, environmentally responsible and cost effective manner.”
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management Limited.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 260 facilities and 6,300 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Daniel Strechay
Group Director — Communications & Public Relations
Tel: +1 212 500 7430